SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on May 21, 2012, at 2:30 p.m., on second call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Nações Unidas, 8,501, 19th floor, in the Annual and Extraordinary General Shareholders’ Meetings, to be held together, to decide on the following AGENDA:

(i)            To amend Article 5 of the Company’s Bylaws in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of the General Shareholders’ Meeting;

(ii)          To amend the §1st of Article 19 of the Company’s Bylaws in order to include the possibility of leaving vacant the seat of the Board of Directors in case of vacancy of the member;

(iii)        To amend Articles 27, 30, 31, 32 and renumbering of the subsequent, in order to adapt the description of duties and powers of Officers into a new organizational structure of the Company, as suggested by the Board of Directors;

(iv)        To reform the Company’s Bylaws in order to adapt it to the minimum clauses disclosed by the Brazilian Stock Exchange (BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros),  under the terms of the new Regulation of Listing of the New Market (Regulamento de Listagem do Novo Mercado); and

(v)          To restate the Company’s Bylaws.

General Information:

-       The documents and information required by CVM Instruction No. 481 issued on December 17, 2009 were provided to the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) through the System of Periodical Information (IPE), in accordance with Article 6th of the abovementioned Instruction, and are at Shareholders disposal at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri/), and in the websites of Brazilian Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (www.bmfbovespa.com.br) and of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br).

-       Shareholders or their attorneys-in-fact shall attend to the General Meetings holding documents which evidence their identity.

-       The participant Shareholders of the Fungible Custody of Registered Shares of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros who wish to participate in the General Meetings shall deliver statement containing their corresponding equity interest, issued by the competent depositary institution, at least forty-eight (48) hours before the holding of the General Meetings.

-       The Shareholders are requested to deliver the proxies granting special powers for purposes of representation at the General Meetings referred to herein at the Company’s headquarters, in the Investor Relations Department, up to May 17, 2012.

São Paulo, May 11, 2012

Caio Racy Mattar

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer